SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

AMENDMENT No. 2

Switchboard Incorporated

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

871045 10 0

(CUSIP Number)

ePresence, Inc.

120 Flanders Road, Westboro, MA 01581-5013

Telephone: 508-898-1000

Attention: Richard M. Spaulding

Senior Vice President and Chief Financial Officer

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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13D	Page 2 of 6

CUSIP No. 871045 10 0

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). ePresence, Inc. 04-2798394

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 9,802,421 8. Shared Voting Power 0 9. Sole Dispositive Power 9,802,421 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,802,421

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11) 51.0%

14.	Type of Reporting Person CO

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CUSIP No. 871045 10 0	13D	Page 3 of 6

This amendment to Schedule 13D is being filed solely to correct Schedule A of the Amendment No. 1 to the Schedule 13D filed by ePresence, Inc. with the Securities and Exchange Commission on April 5, 2004, in order to include in the number of shares of ePresence, Inc. common stock beneficially owned by Robert M. Wadsworth, 1,315,800 shares of ePresence, Inc. common stock issuable upon exercise of warrants held by HarbourVest Partners V - Direct Fund, L.P.

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CUSIP No. 871045 10 0	13D	Page 4 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED: April 13, 2004

ePRESENCE, INC.

By:	/s/ Richard M. Spaulding

Name:	Richard M. Spaulding
Title:	Senior Vice President and Chief Financial Officer, Treasurer and Clerk

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CUSIP No. 871045 10 0	13D	Page 5 of 6

Schedule A

NAME	SHARES OF SWITCHBOARD BENEFICIALLY OWNED (1)	SHARES OF ePRESENCE BENEFICIALLY OWNED (1)
EXECUTIVE OFFICERS OF ePRESENCE:

Anthony J. Bellantuoni (2) Senior Vice President, Human Resources	0	234,000
William P. Ferry (3) Chairman, Chief Executive Officer and President	225,000	2,090,000
Scott E. Kitlinski (4) Vice President and Chief Information Officer	0	104,260
Scott Silk (5) Senior Vice President and General Manager, Services	0	390,001
Richard M. Spaulding (6) Senior Vice President, Chief Financial Officer, Treasurer and Clerk	155,000	302,746

DIRECTORS OF ePRESENCE:

John F. Burton (7)	0	180,000
Albert A. Notini (8)	0	78,000
John J. Rando (9)	0	78,000
Fontaine K. Richardson (10)	0	106,944

Robert M. Wadsworth (11)	140,000	4,024,380

(1)	Unless otherwise indicated, each person exercises sole voting and dispositive power over shares of Switchboard Common Stock and ePresence Common Stock beneficially owned by such person. The business address of each person is c/o ePresence, Inc., 120 Flanders Rd., Westboro, MA 01581 and the citizenship of each person is the United States of America.

(2)	Mr. Bellantuoni’s ePresence shares include 130,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof.

(3)	Mr. Ferry is also a Director of ePresence, Inc. Mr. Ferry’s Switchboard shares include 200,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof. Mr. Ferry’s ePresence shares include 1,650,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof.

(4)	Mr. Kitlinski’s ePresence shares include 83,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof.

(5)	Mr. Silk’s ePresence shares include 280,001 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof.

(6)	Mr. Spaulding’s Switchboard shares include 141,250 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof. Mr. Spaulding’s ePresence shares include 183,746 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof.

(7)	Mr. Burton’s ePresence shares consist of 180,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof. Mr. Burton is a Managing Director of Updata Capital, Inc., an investment banking firm, and a Managing General Partner of Updata Venture Partners, LLC, a venture capital firm, each with an address at 2100 Reston Parkway, Suite 430, Reston, VA 20191.

(8)	Mr. Notini is Executive Vice President and Chief Financial Officer of Manufacturers’ Services Limited, a global electronic manufacturing services company, with an address at 300 Baker Avenue, Suite 106, Concord, MA 01742-2131. Mr. Notini’s

CUSIP No. 871045 10 0	13D	Page 6 of 6

ePresence shares consist of 78,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof.

(9)	Mr. Rando is an advisor and partner at NewcoGen Group LLC, a venture development firm, with an address at 150 CambridgePark Drive, Cambridge, MA 12140. Mr. Rando’s ePresence shares consist of 78,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof.

(10)	Mr. Richardson is a private investor with a business address c/o ePresence. Mr. Richardson’s ePresence shares include 76,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof.

(11)	Mr. Wadsworth is a managing director of HarbourVest Partners, LLC, a venture capital management company, with an address at One Financial Center, 44th Floor, Boston, MA 02111. Mr. Wadsworth’s Switchboard shares consist of 140,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof. Mr. Wadsworth’s ePresence shares consist of 77,000 shares subject to options that are exercisable or will become exercisable within 60 days following the date hereof and 3,947,380 shares beneficially owned by HarbourVest Partners V – Direct Fund, L.P., including 1,315,800 shares issuable upon exercise of warrants, which are all subject to the ePresence Voting Agreement.